SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                    FORM 10/A
                                   Amendment 6

                   General Form for Registration of Securities
                     Pursuant to Section 12(b) or (g) of the
                         Securities Exchange Act of 1934


                          ALYDAAR SOFTWARE CORPORATION
                (Name of Registrant as specified in its charter)



               North Carolina                         87-0399301
        (State or other jurisdiction of             (I.R.S. Employer
         incorporation or organization)            Identification No.)


              2101 Rexford Road, Suite 250 West Charlotte, NC 28211 (Address of principal executive offices) (Zip Code)


                     Issuer's telephone number: 704/365-2324



           Securities to be registered under Section 12(b) of the Act:



    Title of each class                         Name of exchange on which
    to be so registered                       each class is to be registered
          None                                             None



           Securities to be registered under Section 12(g) of the Act:



                    Common Stock, par value $0.001 per share
                                (Title of Class)





                                        Page 1 of 21 sequentially numbered pages
                                                         Exhibit Index on Page 4

ITEM 2 - FINANCIAL INFORMATION

Selected Financial Information

                            Six Months
                          Ending June 30,                                  Years ending December 31,
                       1997            1996           1996           1995          1994          1993             1992
Net Operating
Revenues            $2,308,269         -0-           $37,500       $229,400      $160,400      $30,000           $5,000
(Loss) From
Continuing
Operations         ($5,475,966)    ($1,021,821)   ($5,132,845)    ($580,148)    ($304,466)    ($196,730)       ($28,639)
(Loss) From
Continuing
Operations Per
Common Share          ($0.39)        ($0.09)         ($0.41)        ($0.05)       ($0.03)      ($0.02)           (-0-)
Total Assets        $9,203,194       $629,084      $2,328,036      $133,195      $160,011      $24,723          $20,000
Long-term
Obligations &
Preferred Stock         -0-            -0-             -0-            -0-           -0-          -0-              -0-
Cash Dividends
Per Common
Stock                   -0-            -0-             -0-            -0-           -0-          -0-              -0-

         The operations of the Company prior to 1994 relate to research and development in computer language translation services. In the period of 1994 to 1996, the Company has been engaged primarily in research and development of an automated solution to the Year 2000 Problem. The selected financial data is not indicative of the Company's future financial condition and results of operations because the revenues were based upon language translation services and the expenses (1994-1996) related to the research and development of, and staffing for, Year 2000 Problem solutions. Beginning in 1997, the results of the research and development efforts and staffing levels will be reflected in revenues.

Management's Discussion and Analysis of Financial Condition and Results of Operations and Future Plan of Operations.

         The Company has been essentially a research and development company over the last three years. As previously indicated, the Company abandoned its marketing of language translation services in 1994 and diverted all resources to research and development of SmartCode to position the Company to offer an automated solution to the Y2K Problem. The Company began work on language translation projects in 1994 producing $160,000 in revenues and completed the projects during 1995 producing $229,000 in revenues. The Company incurred losses of $305,000 in 1994 and $580,000 in 1995. During the fourth quarter of 1995, the Company began working with a very large insurance company using their pilot projects to help the Company de-bug SmartCode and improve its abilities to offer an automated process to solve the Y2K Problem. In February, 1996, the insurer gave the Company a pilot project and stated that upon successful completion the Company would be awarded a $5 million contract with an estimated start date of April 1996 and completion date by June 30, 1996. The Company's outside counsel began negotiating an agreement and the negotiations were protracted over a two-month period of time. In April, 1996, the insurer went through a major re-organization resulting in the appointment of a new Chief Information Officer who decided to put Y2K on hold and resulted in the Company's loss of the contract. The Company worked with another large insurer over the next seven months, using the insurer as a Beta site and to further improve its SmartCode software and Y2K process.

         The Company added positions in research and processing as required during the course of the year through September. Based upon the results of its marketing efforts and contract negotiations with clients of its business partners, the Company entered into an agreement with a large international computer programmer outsourcing firm to recruit and bring to the Company approximately 150 software engineers during the fourth quarter. The Company signed lease agreements to increase its square footage from 18,000 square feet to 37,000 square feet over the course of the fourth quarter. The Company spent approximately $1,135,000 during the fourth quarter for furniture, fixtures, computer hardware and software. The contract labor force cost the Company approximately $2 million during the fourth quarter. The agreement with the outsourcer provides the Company the opportunity to convert any of the personnel provided by the outsourcer after a six-month period of time to an employee of the Company with no additional liability to the outsourcer.

         The Company incurred the substantial cost to position itself to be a viable candidate to be successful in bidding for contracts of $5 million or more. The Company had to incur the substantial cost of ramping-up the organization before actual work was started on revenue producing projects due to the substantial training time requirement and the need for substantial resources to be continually devoted to additional research and development. As of the end of the year, approximately seventy people were involved in research and development. In early December,1996, the Company was awarded a $20 million contract from S.A.I.C., one of its strategic alliance partners. The Company had already started work on a $6 million task order issued under the contract in November, 1996, and in February, 1997, began work on a second task order for $3 million. The expected start dates for other client's projects for late fourth quarter, 1996 or first quarter, 1997 have been moved forward by the client to late first quarter and early second quarter, 1997.

1996 COMPARED WITH 1995 OPERATING EXPENSES

         The Company's total operating expenses, excluding depreciation, rose to approximately $4.8 million in 1996 from $780,000 in 1995. Approximately $3.7 million of 1996 total expenses were incurred in the fourth quarter, 1996. Of the fourth quarter amount, approximately $2 million was paid or accrued for contract labor and $700,000 was paid or accrued for payroll cost. Salaries, contract labor, and benefits totaled $3,598,000 in 1996 compared to $444,000 in 1995. Employee and contractor count rose from 10 during 1995 to 180 at December 31, 1996. Rent increased to $321,000 in 1996 from $44,000 in 1995, as space occupied grew from 3,000 square feet during 1995 and through April 15, 1996, to 38,000 square feet by December 31, 1996. Advertising increased from $88,000 in 1995 to $215,000 in 1996, as the Company began significant marketing of its technology in print media, trade publications, etc. during 1996. Depreciation expense increased from $23,000 in 1995 to $350,000 in 1996, as $1,989,000 was spent on fixed asset additions during 1996. Significant increases in other operating expenses in 1996 included travel up $170,000, trade shows up $80,000, professional fees up $58,000, office supplies up $48,000, utilities up $36,000, and repairs up $26,000. Travel and trade shows increased expense related to significantly increased marketing efforts. Professional fees included two years audit expense and outside counsel costs for reviews of contracts. Office supplies increased as the employee count increased. Utilities and repairs increased as the amount of rented space increased.

1995 COMPARED WITH 1994 OPERATING EXPENSES

         Payroll and related costs increased from $236,000 in 1994 to $444,000 in 1995 due to increased number of employees, i.e. five to ten. Advertising increased from $16,000 in 1994 to $88,000 in 1995, as the Company began marketing its Year 2000 solution. Depreciation increased from $8,000 in 1994 to $22,000 in 1995 due to full year of depreciation on $53,000 of 1994 fixed asset additions and partial year on $34,000 of 1995 fixed asset additions. After operating expenses increased by $55,000 for 1995 compared with 1994. Increases in travel, professional fees, telephone and insurance expense accounted for $53,000 of the total increase in operating expenses.

THREE AND SIX MONTH PERIODS ENDED JUNE 30, 1997 AND 1996

         The results for the three and six month periods ended June 30, 1997 and 1996 are not comparable due to the following:

                                             3 MONTHS ENDED                       6 MONTHS ENDED
                                    JUNE 30, 1997     JUNE 30, 1996      JUNE 30, 1997        JUNE 30, 1996
           Avg. # Employees              240                22                220                   18
           Avg. Space Occupied        50K sq.ft.        18K sq.ft.         31K sq.ft            11K sq.ft
           Revenues                  $2.1 million          -0-            $2.3 million             -0-
            Total Assets             $9.2 million      $0.6 million       $9.2 million         $0.6 million

         The payroll and related cost increased in direct relation to headcount. Depreciation increased based upon $1,989,000 fixed assets additions for the full year of 1996 and partial year depreciation on 1997 additions of $501,000. Other operating expenses increased proportionate to the increased space occupied, number of employees and business activities.

         As previously indicated, the Company began work on two projects at the end of 1996 resulting in receivables of $188,000 at the end of the year. This was the only revenue reported for 1996 as the cost for the Y2K problem for the Company's other clients was either not in their 1996 budget or the problem was not within the 1996 planning horizon for those companies.

         The Company began work on nine projects or pilots during the first quarter of 1997. Based upon those projects and other commitments, the Company expects to record a loss in the $3 million range for the first quarter, 1997, a loss in the $2 million range for second quarter, 1997, approach breakeven for third quarter, 1997 and be profitable in the fourth quarter sufficient to approach breakeven for the full year. Revenues are expected to grow from $200,000 in first quarter to in excess of $10 million for fourth quarter. The Company's forecast is that recorded revenue will exceed expenses beginning in June, 1997.

LIQUIDITY AND CAPITAL RESOURCES

         The Company reflected approximately $2.2 million in accounts payable and accrued expenses at the end of 1996 and $567,000 in cash and accounts receivable. Approximately $1.7 million of accounts payable was due to one vendor for contract labor supplied from the last week of October and for all of November and December. The vendor does not consider amounts delinquent until sixty days after billed, and therefore only approximately $25,000 of the year-end balance was considered to be delinquent. As of the end of March, 1997, the Company expects to have paid all current and delinquent amounts due to that vendor.

         As noted, the Company had approximately $1.6 million more in accounts payable and accrued expenses than cash and accounts receivable at December 31, 1996. The Company received subscriptions for approximately $8.7 million during the first quarter for the purchase of restricted stock and the exercise of warrants. The Company received $2.7 million during the first quarter, had $1.9 million in escrow at March 31 for release to the Company in early April, and expects the balance of $3.1 million in payments for the subscribed stock to be received in May.

         The Company will do one final sale of stock to raise an additional $3.5 million during June. The Company believes that the cash on hand at the end of 1996, the cash collected on receivables and the capital raised during 1997 from stock sales and warrant exercises will be sufficient to pay for obligations at December 31, 1996 and obligations to be incurred through September 30, 1997. The Company's projections reflect a positive cash flow for October, 1997, and each month thereafter. The Company financed 1996 operations through the sale of restricted stock, proceeds from exercise of warrants, and loans from its majority stockholder and Chief Executive Officer.

         The forward looking information reflected above is based upon only those commitments which are known as of March 31, 1997, and do not incorporate the expected substantial additional revenue to be derived by the Company during the course of 1997. The Company has a significant amount of excess capacity beyond the revenue included in the forecast with its existing cost structure. Therefore, additional revenue can be generated with insignificant increase in cost, since labor is the primary cost factor involved in the Company's operations.


ITEM 15 - FINANCIAL STATEMENTS AND EXHIBITS.

              A.   Financial Statements

                            SEE INDEX OF APPENDIX A

                                   APPENDIX A
                          INDEX TO FINANCIAL STATEMENTS


                                                                      Page
Independent auditors' reports                                       F-2 - F-3

Balance sheets                                                         F-4

Statements of operations                                               F-5

Statement of stockholders' equity (deficiency)                         F-6

Statements of cash flows                                               F-7

Notes to financial statements                                      F-8 - F-13

Balance sheets                                                        page 1

Statements of operations                                              page 2

Statements of cash flows                                              page 3

Note to unaudited financial statements                                page 4

                          INDEPENDENT AUDITORS' REPORT


Board of Directors
Alydaar Software Corporation
Charlotte, North Carolina

We have audited the balance sheets of Alydaar Software Corporation as of December 31, 1996 and 1995, and the related statements of operations, stockholders' equity (deficiency) and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alydaar Software Corporation as of December 31, 1996 and 1995 and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

                                                 HOLTZ RUBENSTEIN & CO., LLP


Melville, New York
March 27, 1997

                             MICHAEL RACANIELLO, CPA
                            170 POST ROAD, SUITE 204
                               FAIRFIELD, CT 06430




Board of Directors
Alydaar Software Corporation
Charlotte, North Carolina

I have audited the accompanying statements of operations, stockholders' equity (deficiency) and cash flows of Alydaar Software Corporation for the year ended December 31, 1994. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis of my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the results of its operations, the changes in stockholders' equity (deficiency) and the cash flows of Alydaar Software Corporation for the year ended December 31, 1994, in conformity with generally accepted accounting principles.

                                                 MICHAEL RACANIELLO, CPA



Fairfield, Connecticut
May 1, 1996
July 25, 1996, as it refers to Note 6

                          ALYDAAR SOFTWARE CORPORATION

                                 BALANCE SHEETS

                                                                              December 31,
                                                                 ------------------------------------
       ASSETS                                                          1996                  1995
       ------                                                    --------------        --------------
CURRENT ASSETS:
Cash                                                                  $ 379,382        $       25,435
Accounts receivable (Note 3)                                            187,500                    -
Prepaid expenses                                                          6,903                 4,143
Other receivable (Note 4)                                               490,000                    -
Loan to stockholder                                                      51,256                40,893
                                                                 --------------        --------------
       Total current assets                                           1,115,041                70,471

PROPERTY AND EQUIPMENT, net (Note 5)                                  1,694,029                55,018

SECURITY DEPOSITS                                                        60,222                 7,706
                                                                 --------------        --------------

                                                                 $    2,869,292        $      133,195
                                                                 ==============        ==============

     LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)

CURRENT LIABILITIES:
Accounts payable and accrued expenses                            $    2,184,435        $      249,353
Unearned revenue                                                        150,000                    -
Note payable, stockholder (Note 6)                                      507,530                 3,980
                                                                 --------------        --------------
       Total current liabilities                                      2,841,965               253,333
                                                                 --------------        --------------

COMMITMENTS AND CONTINGENCIES (Note 11)

STOCKHOLDERS' EQUITY (DEFICIENCY):
(Notes 7 and 8)
     Common stock, $0.001 par value, 20,000,000 shares
       authorized; 13,983,282 and 11,187,373 shares issued               13,983                11,187
     Additional paid-in capital                                       6,311,079             1,282,770
     Deficit                                                         (6,296,940)           (1,164,095)
                                                                 --------------        --------------
                                                                         28,122               129,862
     Less treasury stock, at cost                                          (795)             (250,000)
                                                                 --------------        --------------

       Total stockholders' equity (deficiency)                           27,327              (120,138)
                                                                 --------------        --------------

                                                                 $    2,869,292        $      133,195
                                                                 ==============        ==============


                        SEE NOTES TO FINANCIAL STATEMENTS

                          ALYDAAR SOFTWARE CORPORATION

                            STATEMENTS OF OPERATIONS

                                                                               Years Ended
                                                                              December 31,
                                                      -----------------------------------------------------------
                                                            1996                  1995                  1994
                                                      ---------------         ------------          ------------
REVENUES (Note 10)                                    $        37,500         $    229,400          $    160,400
                                                      ---------------         ------------          ------------

EXPENSES:  (Notes 8 and 11)
   Payroll and related costs                                3,598,307              443,741               235,593
   Rent and occupancy                                         320,707               33,421                32,265
   Advertising                                                215,453               87,716                16,363
   Depreciation                                               349,655               23,203                 8,301
   Other operating expense                                    714,648              215,367               159,876
                                                      ---------------         ------------          ------------
                                                            5,198,770              803,448               452,398
                                                      ---------------         ------------          ------------

       Loss from operations                                (5,161,270)            (574,048)             (291,998)
                                                      ---------------         ------------          ------------

OTHER INCOME (EXPENSES):
   Interest expense                                            (3,550)              (7,700)              (12,968)
   Interest income                                              6,812                1,600                    -
   Other income                                                25,163                   -                     -
                                                      ---------------         ------------          -----------

                                                               28,425               (6,100)              (12,968)
                                                      ---------------         ------------          ------------

NET LOSS                                                 $ (5,132,845)        $   (580,148)        $   (304,966)
                                                      ================       ===============        ============

NET LOSS PER SHARE                                          $(.41)                $(.05)                $(.03)
                                                            =====                 =====                 =====

WEIGHTED AVERAGE COMMON
   AND COMMON EQUIVALENT
   SHARES OUTSTANDING                                      12,394,056           10,894,254            10,233,161
                                                      ===============           ==========            ==========


                        SEE NOTES TO FINANCIAL STATEMENTS
                                       F-5

                          ALYDAAR SOFTWARE CORPORATION
                 STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIENCY)
                                 (Notes 7 and 8)



                                           Common Stock      Additional
                                        Shares                  Paid-in                        Subscribed  Treasury Stock
                                    Outstanding Amount Capital    Deficit        Stock          Shares        Amount       Equity
                                    -----------------  ---------  ----------  -----------     ----------    -----------  -----------
January 1, 1994                        9,282,613   $  9,283   $    109,530   $    (278,981)           -            -    $        -

Issuance of additional shares          1,650,000      1,650        818,210              -             -            -             -
Additional paid-in capital
   arising from debt forgiveness              -          -         201,904              -             -            -             -
Net loss                                      -          -              -         (304,966)           -            -             -
Less stock subscription receivable            -          -              -               -       (450,000)          -             -
                                    ------------   --------   ------------   -------------    ----------   ----------   -----------

Balance, December 31, 1994            10,932,613     10,933      1,129,644        (583,947)     (450,000)          -             -

Issuance of common shares                654,760        654        352,726              -             -            -             -
Conversion  of subscribed stock
   to treasury stock                          -          -              -               -        450,000     (900,000)     (450,000)
Retirement of treasury stock            (400,000)      (400)      (199,600)             -                     400,000       200,000
Net loss                                      -          -              -         (580,148)           -            -             -
                                    ------------   --------   ------------   -------------    ----------   ----------   -----------

Balance, December 31, 1995            11,187,373     11,187      1,282,770      (1,164,095)           -      (500,000)     (250,000)

Issuance of common shares              2,385,909      2,386      5,076,014              -             -            -             -
Issuance of common shares
   as treasury stock                     900,000        900           (900)             -             -      (900,000)         (900)
Shares issued to employees from
   exercise of stock options              10,000         10        202,695              -             -       105,000           105
Retirement of treasury stock            (500,000)      (500)      (249,500)             -             -       500,000       250,000
Net loss                                      -          -              -       (5,132,845)           -            -             -
                                    ------------   --------   ------------   -------------    ----------   ----------   -----------

Balance, December 31, 1996            13,983,282   $ 13,983   $  6,311,079   $  (6,296,940)           -      (795,000)  $      (795)
                                    ============   ========   ============   =============    ==========   ==========   ===========


      Total
  Stockholders'
  (Deficiency)

 --------------
January 1, 1994                    $    (160,168)

Issuance of additional shares            819,860
Additional paid-in capital
   arising from debt forgiveness         201,904
Net loss                                (304,966)
Less stock subscription receivable      (450,000)
                                   -------------

Balance, December 31, 1994               106,630

Issuance of common shares                353,380
Conversion  of subscribed stock
   to treasury stock                          -
Retirement of treasury stock                  -
Net loss                                (580,148)
                                   -------------

Balance, December 31, 1995              (120,138)

Issuance of common shares              5,078,400
Issuance of common shares
   as treasury stock                        (900)
Shares issued to employees from
   exercise of stock options             202,810
Retirement of treasury stock                  -
Net loss                              (5,132,845)
                                   -------------

Balance, December 31, 1996         $      27,327
                                   =============




                        SEE NOTES TO FINANCIAL STATEMENTS
                                       F-6

                          ALYDAAR SOFTWARE CORPORATION

                            STATEMENTS OF CASH FLOWS


                                                                                       Years Ended
                                                                                       December 31,
                                                                   --------------------------------------------------
                                                                         1996              1995              1994
                                                                   ---------------     ------------      ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net loss                                                        $    (5,132,845)    $   (580,148)     $   (304,966)
                                                                   ---------------     ------------      ------------
   Adjustments to reconcile net loss to net cash
     used in operating activities:
       Stock based compensation                                            252,810               -                 -
       Depreciation                                                        349,655           23,203             8,301
       (Increase) decrease in assets:
         Accounts receivable                                               (37,500)          91,650           (91,650)
         Prepaid expense                                                    (2,760)          (4,143)               -
       Increase in accounts payable and accrued expenses                 1,935,082          199,972             3,755
                                                                   ---------------     ------------      ------------
         Total adjustments                                               2,497,287          310,682           (79,594)
                                                                   ---------------     ------------      ------------
         Net cash used in operating activities                          (2,635,558)        (269,466)         (384,560)
                                                                   ---------------     ------------      ------------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Purchase of equipment                                                (1,988,666)         (33,821)          (52,700)
   Increase in security deposits                                           (52,516)          (4,896)           (2,810)
                                                                   ---------------     ------------      ------------
         Net cash used in investing activities                          (2,041,182)         (38,717)          (55,510)
                                                                   ---------------     ------------      ------------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Issuance of stock                                                     4,537,500          353,380           369,860
   Advances to shareholder                                                 (10,183)         (40,893)               -
   Loans from shareholder                                                  503,370               -            142,014
   Repayments of shareholder loan                                               -               (20)          (75,376)
                                                                   ---------------     ------------      ------------

         Net cash provided by financing activities                       5,030,687          312,467           436,498
                                                                   ---------------     ------------      ------------

NET INCREASE IN CASH                                                       353,947            4,284            (3,572)

CASH AND CASH EQUIVALENTS, beginning of year                                25,435           21,151            24,723
                                                                   ---------------     ------------      ------------

CASH AND CASH EQUIVALENTS, end of year                             $       379,382     $     25,435      $     21,151
                                                                   ===============     ============      ============



                        SEE NOTES TO FINANCIAL STATEMENTS

                          ALYDAAR SOFTWARE CORPORATION
                          NOTES TO FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994


1)    DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION:

       Alydaar Software Corporation (the "Company") was originally incorporated in the state of Utah in 1982, and it is currently incorporated in the state of North Carolina. The Company designs and markets software language translation and systems migration services.

2)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     a)Cash and cash equivalents

       For purposes of the cash flow statement, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash and/or cash equivalents.

     b)Depreciation and amortization expense

       Depreciation is computed using the straight-line method over the asset's estimated useful life (3 years).

     c)Revenue recognition

       The Company uses the accrual method of accounting. The typical unit-price contract for services is of a short-term nature and is progress-billed as the work progresses. Revenue is recognized when the contract tasks are completed and accepted by the customers. Payments received under contracts are not contingent or refundable under any circumstances.

     d)Income taxes

       Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance has been provided for the deferred tax asset resulting from the net operating loss carryforward and accelerated tax depreciation for fixed assets.

       As of December 31, 1996, a net operating loss carryforward of $5,700,000, is available through December 31, 2011 to offset future taxable income.

     e)Estimates

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     f)Advertising costs

       Advertising costs are expensed as incurred and were approximately $215,000, $88,000 and $16,000 for the years ended December 31, 1996, 1995 and
1994, respectively.

     g)Loss per share

       Loss per common share was computed by dividing the net loss by the weighted average number of shares of common stock outstanding during the period. Common stock equivalents were not considered in the computations as their effect would be anti-dilutive.

     h)Reclassifications

       Certain items in the 1994 and 1995 financial statements have been reclassified to conform to the 1996 classifications.

3)   ACCOUNTS RECEIVABLE:

       Included in accounts receivable as of December 31, 1996 is $150,000 which relates to unearned revenue.

4)   OTHER RECEIVABLES:

       Other receivables consist of amounts owed the Company for shares of common stock issued in connection with warrant exercises which were collected in February 1997.

5)   PROPERTY AND EQUIPMENT:

       Property and equipment, at cost, consists of the following:

                                                      December 31, 1995
                                                    1996              1997
      Equipment                                $   1,813,377    $    86,522
       Software                                       251,105              -
       Leasehold improvements                          10,706              -
                                                -------------       --------
                                                    2,075,188         86,522
       Less accumulated depreciation                  381,159         31,504
                                                -------------      ---------

                                                $   1,694,029      $  55,018
                                                =============      =========
6)    NOTE PAYABLE, STOCKHOLDER:

       During 1996, a stockholder loaned the Company $500,000 which is payable on demand with interest at 4 1/2% per annum. As of December 31, 1995, the Company had an 8 1/4% note payable to a shareholder. During 1994, the Company had accumulated borrowings from its major shareholder and president in the amount of $201,904. The shareholder forgave this debt in 1994 and in previously issued financial statements, the debt forgiveness had been treated as income in the statement of operations. Subsequently, the 1994 financial statements were revised to reflect the debt forgiveness as a credit to additional paid-in capital.

7)   NON-CASH TRANSACTIONS:

       During 1994, the Company accepted non-recourse notes totaling $450,000 for 900,000 shares of subscribed stock. In 1995, the notes expired without repayment. The Company reclaimed the shares from escrow, retired 400,000 of those shares in 1995 and retired the balance during 1996.

8)   STOCKHOLDERS' EQUITY (DEFICIENCY):

     a)Capital stock

       In January 1996 the Company retired all of the outstanding treasury shares, that were obtained when a stock subscriber defaulted on his obligation. Subsequently the Company issued 900,000 shares into treasury at par value to fulfill obligations under employee stock grants and stock options. During the year 105,000 shares were distributed from treasury to employees in connection with the exercise of stock options.

       In February 1996 the Company granted an employee 20,000 shares of common stock and recorded compensation of $40,000.

       In July 1996 the Company issued 150,000 shares of common stock for net proceeds of $1,048,800. The underwriter received warrants to purchase 10,000 shares of common stock as compensation which are exercisable at the market value of the stock on the date of issuance. The fair value of each warrant is estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions used for grants in 1996: dividend yield 0%; expected volatility of .71%; risk-free interest rate of 6.875%; and expected lives of 10 years. The fair value of such warrants approximated $58,000. In August 1996 the Company issued 25,000 shares to the purchaser of 150,000 shares, thereby reducing the proceeds to the Company by $1 per share as a penalty for failing to comply with a condition of the stock placement agreement.

       In October 1996 the Company issued 1,000,000 shares in exchange for $850,000, 565,000 of Class A Warrants and 935,000 of Class B Warrants and the forgiveness of certain demand registration rights previously granted to this warrantholder.

       In December 1996 the Company issued 109,909 shares of common stock in exchange for 65,000 Class A Warrants and 65,000 Class B Warrants.

       In December 1996 the Company issued 370,000 shares of common stock for net proceeds of $65,000 and a receivable of $490,000 in connection with the exercise of 370,000 Class A Warrants.

       In December 1996 the Company placed 500,000 shares for anticipated net proceeds of $3,500,000, but the transaction was not completed by December 31, 1996. In December 1996 the Company issued 155,000 of the 500,000 shares of common stock for net proceeds of $1,041,445. The net proceeds reflect a fee of 4% and other fees charged by the underwriter. In connection with this offering, the Company has agreed to file Form 10-SB, to register its class of common stock and to file an application for listing with NASDAQ on or before March 31, 1997. If the Company is unable to comply, the offering price of the December placement will be reduced, retroactively, by $1 per share. The maximum estimated penalty would be $500,000 if the Company is unable to register its shares.

     b)Stock option plan

       During 1994, the Company's Board of Directors approved an omnibus stock option plan to benefit certain key employees. Under this plan (as amended), the Company may issue up to 1,000,000 shares of stock and/or stock options through the year 2004. The options become exerciseable at various periods of time from 30 days to two years from the date of grant.

       During 1996 and 1995, the Company granted its employees options to purchase 295,000 and 390,000 shares of stock, respectively at various exercise prices that reflected the fair value of stock on the date of grant. The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations in accounting for its employee stock options. Therefore, no compensation cost has been recognized. If the Company accounted for its stock options under the fair value method of SFAS No. 123, "Accounting for Stock-Based Compensation", the Company's net loss and loss per share would have been increased to the pro forma amounts indicated below:

     b)Stock option plan  (Cont'd)

                                                  Year Ended
                                                 December 31,
                                            1996                1995
       Net loss:
               As reported           $   (5,132,845)     $   (580,148)
               Proforma                  (5,482,845)         (880,148)
       Loss per share:
               As reported                 $(.41)               $(.05)
               Proforma                    $(.44)               $(.08)

       The fair value of each option is estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions used for grants in 1996: dividend yield 0%; expected volatility of .71%; risk-free interest rate of 6.875%; and expected lives of 10 years.

The following table summarizes the status of stock options outstanding under the Company's option plan:
Weighted

                                                                                          Average        Weighted
                                                                      Number of          Exercise        Average
                                                                       Options             Price        Fair Value
       Granted during 1995 and outstanding,
         December 31, 1995                                               390,000           1.49             .77
         Granted during 1996                                             295,000           2.23            1.16
         Exercised during 1996                                          (115,000)          1.75             .91
                                                                     -----------         ------           -----

         Outstanding and exercisable, December 31, 1996                  570,000           1.82             .94
                                                                     ===========         ======           ======

       The weighted average remaining contractual life of options outstanding as of December 31, 1996 is 8 1/3 years.

       The Company contributed the capital for the exercise of the 115,000 options and recorded approximately $212,800 as compensation expense.

     c)Warrants

       During 1996, 435,000 Class A warrants and 65,000 Class B warrants were exercised, 565,000 of Class A warrants and 935,000 of Class B warrants were retired. The Company granted its underwriter 10,000 Class C warrants at 110% of the fair market value on the date of grant. At December 31, 1996, there were outstanding 425,000 Class A warrants, 300,000 Class B warrants and 10,000 Class C warrants.

       During 1995, the Company sold 654,760 shares of common stock and 425,000 Class A warrants and 300,000 Class B warrants. Certain shares were subscribed in units that contained Class A and Class B warrants.

       In 1994, the Company issued 1,000,000 Class A warrants and 1,000,000 Class B warrants in connection with the sale of 600,000 shares of common stock.

       The Class A warrants can be exercised at a price of $1.50 per share while the Class B warrants can be exercised at a price of $2.00 per share. Class C warrants are exerciseable at $11.25 per share. Both classes of warrants will expire five years from the date of issue or two years from the listing of the common stock on a national trading exchange whichever is earlier.

9)   SUPPLEMENTARY CASH FLOW INFORMATION:

Cash paid for interest expense for the year ended December 31, 1995 was $2,000.

10)  CONCENTRATION OF CREDIT RISK:

       The Company maintained bank balances, which at times exceeded the federally insured limit of $100,000.

       During 1996 and 1995, one customer accounted for 100% and 75% of the Company's sales, respectively.

11)  COMMITMENTS AND CONTINGENCY:

       The Company leases office space under various operating leases. Rent expense under these leases totaled approximately $257,000 in 1996 and $35,000 in 1995. In April 1996, the Company moved its offices and entered into a 2 1/2 year lease for this new office space. Future minimum lease payments under these operating leases are: Year Ending

                December 31,                 Amount
                  1997                      $779,000
                  1998                       800,000
                  1999                       425,000
                  2000                       365,000

       During 1995, the Company allowed its general liability coverage to expire. In April 1996, the Company reinstated its insurance coverage.

       The Company is a defendant in two lawsuits, both of which relate to Gem Technologies, Inc. (GEM) a former affiliated company of Alydaar Software Corporation. Twenty purported noteholders or shareholders of GEM filed a complaint against certain officers, GEM and the Company alleging that the defendants fraudulently induced the plaintiffs into entering a note purchase agreement with GEM and fraudulently transferred the property of GEM to the Company. The plaintiffs have sought actual damages, punitive damages, attorney fees and injunctive relief relative to the property allegedly transferred to the Company.

       A purported shareholder of GEM filed a complaint against the Company's president, GEM, and the Company alleging a breach of contract and fraudulent misrepresentation in that the plaintiff purportedly was to receive shares of common stock of the Company in exchange for his investment in GEM, but has purportedly not received any shares. The plaintiff has sought monetary damages, punitive damages, interest and attorneys' fees.

       Although no estimate of loss or range of loss, if any, can be determined at this time, the Company intends to vigorously defend the allegations made in these complaints. In addition, the Company's President has agreed to indemnify the Company against any liability resulting from a final and unappealable judgment or settlement in these actions.

12)  JOINT VENTURE:

       In December 1996, the Company entered into a joint venture agreement that formed Alydaar Software Europe, plc. (ASE) which is headquartered in London, England. This joint venture will market the Company's services internationally. The Company has granted ASE exclusive rights to market the Company's services in certain designated European countries and South Africa. The Company's investment in and share of losses of the joint venture is immaterial to the financial statements. The Company will account for its minority interest by the equity method. As of December 31, 1996, the joint venture had no activity.

13)  FAIR VALUE OF FINANCIAL INSTRUMENTS:

       The methods and assumptions used to estimate the fair value of the following classes of financial instruments were:

       CURRENT ASSETS AND CURRENT LIABILITIES: The carrying amount of cash, current receivables and payables and certain other short-term financial instruments approximate their fair value.

13)  FAIR VALUE OF FINANCIAL INSTRUMENTS:   (Con'd)

       The carrying amount and the fair value of the Company's financial instruments at December 31, 1996 are as follows:

                                                                   Carrying           Fair
                                                                    Amount            Value
       Cash                                                       $   379,382     $     379,382
       Accounts receivable and other receivable                       677,500           677,500
       Loan to stockholder                                             51,256            51,256
       Accounts payable and accrued expenses                        2,184,435         2,184,435
       Note payable, stockholder                                      507,530           507,530

14)  INCOME TAXES:

       Due to the losses incurred by the Company, no provision for taxes, current or deferred have been recorded.

       The components of the net deferred taxes are as follows:

                                                                                   December 31,
                                                                                   ------------
                                                                      1996              1995             1994
                                                                --------------     --------------   -------------
       Deferred tax assets:
         Net operating loss carryforward                       $    2,280,000      $    229,000     $    126,000
       Deferred tax liabilities:
         Depreciation method of property and equipment               (128,000)               -                -
         Allowance for realization of assets                       (2,152,000)         (229,000)        (126,000)
                                                               --------------      ------------     -------------

                                                               $           -       $         -      $         -
                                                               ==============      ============     ==============

       A reconciliation between the actual income tax expense and income taxes computed by applying the statutory federal income tax rate to income before taxes is as follows:

                                                                                    Years Ended
                                                                                   December 31,
                                                               -------------------------------------------------
                                                                     1996              1995              1994
                                                               --------------      ------------     ------------
Computed income tax credit at 34%                              $   (1,745,167)     $   (197,250)    $   (103,688)
       Addition to allowance for realization
         of deferred tax asset net operating
         loss carryforward                                          1,745,167           197,250          103,688
                                                               --------------      ------------     ------------

                                                               $           -       $         -      $         -
                                                               ==============      ============     =============

                                      F-13

ALYDAAR SOFTWARE CORPORATION
BALANCE SHEETS (UNAUDITED)

                                                                          JUNE 30,            JUNE 30,           DECEMBER 31,
                                                                            1997                1996                 1996
                                                                            ----                ----                 ----
ASSETS

CURRENT ASSETS

Cash                                                                    $4,694,825            $325,059              $379,382
Accounts receivable                                                      2,061,176                   0               187,500
Notes receivable                                                           300,000                   0               490,000
Prepaid expenses                                                            84,656               4,142                 6,903
Loan to shareholder                                                              0              51,256                51,256
                                                                    ---------------      --------------     -----------------

                                                                         7,140,657             380,457             1,115,041

PROPERTY AND EQUIPMENT, NET                                              1,935,562             200,405             1,694,029

SECURITY DEPOSITS                                                          126,975              48,222                60,222
                                                                    ---------------      --------------     -----------------

                                                                        $9,203,194            $629,084            $2,869,292
                                                                    ===============      ==============     =================


LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

Accounts payable and accrued expenses                                   $1,592,099            $171,032            $2,184,435
Unearned revenue                                                                 0                   0               150,000
Notes payable, shareholders                                                252,724               3,980               507,530
                                                                    ---------------      --------------     -----------------
                                                                        $1,844,823            $175,012            $2,841,965
                                                                    ---------------      --------------     -----------------

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' (DEFICIENCY) EQUITY

Common stock, $0.001 par value, 20,000,000 shares
  authorized, 16,294,782, 11,272,890 and 13,983,282 shares
  issued and outstanding, including 640,000 and 795,000
  treasury shares at June 30, 1997 and December 31, 1996,
  respectively                                                              16,295              11,273                13,983
Additional paid-in capital                                              19,102,646           2,626,383             6,311,079
Deficit                                                               (11,759,930)         (2,183,584)           (6,296,940)
                                                                    ---------------      --------------     -----------------
                                                                         7,359,011             454,072                28,122
Less: treasury stock @ cost                                                  (640)                                     (795)
                                                                    ---------------      --------------     -----------------
                                                                         7,358,371             454,072                27,327

                                                                    ---------------      --------------     -----------------

                                                                        $9,203,194            $629,084            $2,869,292
                                                                    ===============      ==============     =================

ALYDAAR SOFTWARE CORPORATION
STATEMENTS OF OPERATIONS (UNAUDITED)


                                             THREE MONTHS          THREE MONTHS          SIX MONTHS       SIX MONTHS
                                                ENDED                 ENDED                ENDED            ENDED
                                               6/30/97               6/30/96              6/30/97          6/30/96
REVENUES                                      $2,120,769                    $0          $2,308,269                  $0
                                        -----------------     -----------------     ---------------     ---------------

EXPENSES
Payroll and related costs                      3,629,629               325,289           6,393,733             521,336
Depreciation                                     125,669                 9,912             260,106              27,130
Other operating expense                          721,790               314,992           1,130,396             473,355

                                        -----------------     -----------------     ---------------     ---------------
                                               4,477,088               650,193           7,784,235           1,021,821
                                        -----------------     -----------------     ---------------     ---------------

OPERATING LOSS                               (2,356,319)             (650,193)         (5,475,966)         (1,021,821)
                                        -----------------     -----------------     ---------------     ---------------


                                        -----------------     -----------------     ---------------     ---------------
OTHER INCOME                                      11,485                     0              12,975               2,334
                                        -----------------     -----------------     ---------------     ---------------

Net Loss                                    ($2,344,834)            ($650,193)        ($5,462,991)        ($1,019,487)
                                        =================     =================     ===============     ===============

Loss Per Share                                   ($0.16)               ($0.06)             ($0.39)             ($0.09)
                                        =================     =================     ===============     ===============

Weighted Average
  No. of Shares                               14,558,032            11,126,511          14,051,709          11,230,132
                                        =================     =================     ===============     ===============

ALYDAAR SOFTWARE CORPORATION
STATEMENTS OF CASH FLOWS (UNAUDITED)


                                                  THREE MONTHS         THREE MONTHS          SIX MONTHS          SIX MONTHS
                                                     ENDED                 ENDED               ENDED               ENDED
                                                    6/30/97               6/30/96             6/30/97             6/30/96
                                                ------------------------------------------------------------------------------
CASH FLOWS FROM OPERATIONS
Net loss                                            ($2,344,834)            ($650,193)       ($5,462,991)        ($1,019,487)
Depreciation                                            125,669                 9,912            260,106              27,130
Stock based compensation                                                                         100,000              51,900

(Increase) Decrease in:
Accounts receivable                                  (2,061,176)                              (1,873,676)
Prepaid expense                                         (84,656)               (4,142)           (77,753)
Increase (Decrease) in:
Accounts payable and accrued expenses                (1,313,881)             (126,274)          (592,336)            (78,320)
Unearned revenues                                                                               (150,000)
                                                -----------------    ------------------    ---------------     ---------------
  Net Cash From Operations                           (5,678,878)             (770,697)        (7,796,650)         (1,018,777)
                                                -----------------    ------------------    ---------------     ---------------

CASH FLOWS FROM INVESTING ACTIVITIES
 Purchase of property and equipment                    (100,206)             (145,976)          (501,639)           (172,517)
Loansd and advances                                    (300,000)                                (300,000)
Increase in security deposits                                                 (40,516)           (66,752)            (40,516)
                                                -----------------    ------------------    ---------------     ---------------
   Net Cash From Investing Activities                  (400,206)             (186,492)          (868,391)           (213,033)
                                                -----------------    ------------------    ---------------     ---------------

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of stock                                     11,219,135                               13,184,034           1,541,799
Net advances from stockholder                          (496,020)                2,637            (203,550)            (10,365)
Other                                                                         (49,200)
                                                -----------------    ------------------    ---------------     ---------------
                                                      10,723,115              (46,563)         12,980,484           1,531,434
                                                -----------------    ------------------    ---------------     ---------------

NET INCREASE IN CASH                                   4,644,031           (1,003,752)          4,315,443             299,624

CASH AND EQUIVALENTS,                                     50,794             1,328,811            379,382              25,435
 beginning of period


                                                =================    ==================    ===============     ===============
CASH AND EQUIVALENTS, end of period                   $4,694,825              $325,059         $4,694,825            $325,059
                                                =================    ==================    ===============     ===============

Interest paid                                                 $0                    $0             $9,084                  $0
                                                =================    ==================    ===============     ===============

                          ALYDAAR SOFTWARE CORPORATION
                     NOTE TO UNAUDITED FINANCIAL STATEMENTS




              1. The interim unaudited financial statements as of June 30, 1997 and 1996, for the three-and six- month periods then ended, reflect all adjustments which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented. All adjustments were of a normal recurring nature